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                                                                     EXHIBIT 3.4

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                           THIRD AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                       OF
                                 DEPOMED, INC.



     John W. Shell and Julian N. Stern certify that:

     1. They are the Chairman of the Board and the Secretary, respectively, of DepoMed, Inc., a California corporation (the "Corporation").

     2. Article 3.1 of the Third Amended and Restated Articles of Incorporation of this Corporation is amended to read as follows:

          "3.1  Authorized Capital Stock.  This Corporation is authorized to
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     issue two classes of stock, which shall be known as Common Stock and
     Preferred Stock. The total number of shares of Common Stock which this Corporation is authorized to issue is 35,000,000 shares and the total number of shares of Preferred Stock which this Corporation is authorized to issue is 10,000,000. This Corporation is authorized to issue a series of Preferred Stock which shall be designated Series A Convertible Preferred Stock (the "Series A Preferred") and shall consist of 2,505,000 shares of Preferred Stock and a series of Preferred Stock which shall be designated Series B Convertible Preferred Stock (the "Series B Preferred") and shall consist of 500,000 shares of Preferred Stock. The remaining shares of Preferred Stock may be issued from time to time in one or more series. The rights, privileges, preferences and restrictions applicable to the Preferred Stock are set forth in Section 3.3. Immediately upon the effectiveness of this Certificate of Amendment of the Third Amended and Restated Articles of Incorporation (the "Effective Date"), each three shares of this Corporation's Common Stock outstanding on such date shall be converted into and become one share of Common Stock. No fractional shares shall be issued upon such reverse stock split, and in lieu thereof this Corporation shall pay each holder of a fractional interest an amount in cash equal to the fair market value of such fractional interest on the Effective Date as determined by the Board of Directors of this Corporation. After the Effective Date, each stock certificate representing shares of Common Stock outstanding on the Effective Date shall represent the appropriate number of shares of Common Stock which the Common Stock represented by such certificate shall become as a result of the reverse stock split described herein."
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     3.  The foregoing amendment of articles of incorporation has been duly approved by the board of directors.

     4. The foregoing amendment of the articles of incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. As of the record date there were 10,064,474 outstanding shares of Common Stock, 2,447,368 outstanding shares of Series A Preferred and 278,500 outstanding shares of Series B Preferred. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50 percent of the outstanding shares of the Common Stock and more than 50 percent of the outstanding shares of each series of Preferred Stock.

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     We further declare under penalty of perjury under the laws of the State of
California that the matters set forth in this certificate are true and correct of our own knowledge.

     Executed at Foster City, California on ______________, 1997.

                              /S/  JOHN W. SHELL
                              ------------------
                              John W. Shell, Chairman of the Board

                              /S/  JULIAN N. STERN
                              --------------------
                              Julian N. Stern, Secretary

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